CapLease, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Earnings:
Net income	$(3,292)	$1,455	$(2,674)	$3,808
Interest expense	26,948	15,728	46,000	29,752
Less: Interest capitalized during the period Note (A)	–	–	–	–
Portion of rental expense representing interest	63	1	128	4
Total earnings	$23,719	$17,184	$43,454	$33,564

Combined Fixed Charges and Preference Dividends:
Interest expense	26,948	15,728	46,000	$29,752
Interest capitalized during the period	–	–	–	–
Portion of rental expense representing interest	63	1	128	4
Preferred Stock Dividends	711	711	1,422	1,422
Total	$27,722	$16,440	$47,549	$31,178

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.86	1.05	0.91	1.08

Note (A)  Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed.
Only fixed charges that were deducted from income should be added back in the earnings computation.